                                                                     EXHIBIT 3.6

                             BY-LAWS OF ROVCAL, INC.

     Article I. Office. The principal office of the Company shall be located at 601 Rayovac Drive; Madison, Wisconsin.

     Article II. Shareholder. At present, the sole shareholder of the Company's common stock is Rayovac Corporation (Rayovac).

     Article III. Directors. The business of the Company shall be managed under the direction of the Board of Directors. The number of directors shall be three, all of whom shall be officers of Rayovac. Meetings of the directors may be called at any time by any of the directors. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. Meetings may be held by telephone.

     Article IV. Officers. The Company shall have the following officers:
President; one or more Vice Presidents; Treasurer; and Secretary. Any person may hold more than one of the offices. Third parties such as bankers, lenders consultants, customers or vendors may rely on the certificate of the Secretary to the effect that any action has been taken by the Company, its shareholder, the Directors, or any officer.

     Article V. Amendments. Rayovac may amend these By-Laws at any time by causing the Secretary to file an amendment in the minute book of the Company.